Exhibit 99.4

VANC Pharmaceuticals Receives NPNs From Health Canada For 4 Products

November 19, 2014 – VANC Pharmaceuticals Inc. (“Vanc” or the “Company”) is pleased to announce that it has received Natural Product Number (the “NPN”) approvals for: FerroHEME (heme-iron supplement), PEDIA-SAFE drops (multivitamin dietary supplement for infant and children), SennaLax (natural laxative) and T36 Ointment (disinfectant and corticosteroid).

The Canadian market for these 4 products is estimated to be $90 million annually. Vanc plans to manufacture these products and start sales and marketing activities for them beginning in Q1- 2015.

“In addition to our growing generic drug portfolio we recognize the importance of providing the market with novel and proprietary over the counter (the “OTC”) products. The 4 products that have received NPNs represent a broad spectrum offering of high margin OTC products,” said Arun Nayyar, CEO of Vanc. “Our market research and outreach within our target market validates the need and demand for each of these products. Early interest from customers has been positive”

Table 1.0 provides a summary description of each of the 4 products.

	Product Name	Description
1	FerroHEME	A natural, bio-identical and highly bio-available organic haemoglobin iron supplement.
2	PEDIA-SAFE Drops	A liquid multivitamin dietary supplement scientifically formulated for infants and children to promote and ensure the optimal physiological growth and development.
3	SennaLax	A stimulant laxative derived from Senna leaves for gentle, overnight relief of occasional constipation.
4	T36 Ointment

An ointment for temporary relief of minor skin irritations, rashes, itching and redness due to eczema, insect bites, poison ivy, poison oak, poison sumac, contact dermatitis, seborrheic dermatitis, psoriasis.

Table 1.0

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Vanc Pharmaceuticals Inc.

November 19, 2014

News Release

On behalf of:

Vanc Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO jlewin@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward- looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward- looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.